Exhibit 99.1
TELUS Digital reports second quarter 2025 results, with incremental improvement in revenue growth

Vancouver, Canada – August 1, 2025 – TELUS Digital Experience (TELUS Digital or the Company) (NYSE and TSX: TIXT), a leading global technology company specializing in digital customer experiences, today released its results for the three- and six-month periods ended June 30, 2025. TELUS Corporation (TSX: T, NYSE: TU) is the controlling shareholder of TELUS Digital. All figures in this news release, and elsewhere in TELUS Digital disclosures, are in U.S. dollars, unless specified otherwise, and relate only to TELUS Digital results and measures.

“In the second quarter of 2025, TELUS Digital delivered incremental improvement in its performance, with revenue increasing on a sequential quarter and a year-over-year basis, driven primarily by our existing client base, including TELUS,” said Jason Macdonnell, Acting Chief Executive Officer and Chief Operating Officer, TELUS Digital and President, Customer Experience. “In our AI & Data Solutions service line in particular, we continue to diversify and expand our exposure across several key clients, all within our Top 10 cohort, on the back of a tailwind of generative AI large language models’ development race among hyperscalers.”

Tobias Dengel, President of TELUS Digital Solutions added, “In Digital Solutions, we continue to lean into robust demand for cost optimization and efficiencies from automation, with good engagement seen across our existing client base in particular. At the same time, we secured several exciting net new client and expansion opportunities via our core competencies in digital experience and transformation. These drove year-over-year revenue growth in the second quarter and contributed to our sales funnel.”

Gopi Chande, Chief Financial Officer said, “With incremental improvement in our top-line growth, we remain vigilant in protecting our operating margins, which remain pressured due to the overall competitive pricing environment in our industry. We are reiterating our full-year outlook for 2025, balancing revenue upside seen year to date and our commitment to working through the pressures on our profitability margins.”

Provided below are financial and operating highlights that include certain non-GAAP measures and ratios. See the Non-GAAP section of this news release for a discussion on such measures and ratios. Note, in the second quarter of 2025, the Company recorded an impairment of goodwill, please see the Goodwill impairment section below and refer to Note 11—Intangible assets and goodwill of our accompanying Financial Statements.

Q2 2025 vs. Q2 2024 summary
▪Revenue of $699 million, an increase of $47 million or 7% on a reported basis and 6% on a constant currency basis1, primarily driven by growth in services provided to existing clients, including TELUS and certain social media clients, among others, and new clients added since the same period in the prior year, partially offset by lower revenues from certain technology and eCommerce clients. Revenue for the quarter reflected the non-recurring favorable impact of a certain contractual scope adjustment. Additionally, there was a favorable foreign currency impact of approximately 1% compared with the same quarter of the prior year, associated with the weakening U.S. dollar exchange rate against the euro.
▪Net loss of $272 million and diluted EPS of $(0.98), compared with net loss of $3 million and diluted EPS of $(0.08), respectively, in the same quarter of the prior year, primarily due to a non-cash charge of $224 million related to the impairment of goodwill, as well as an increase in operating expenses outpacing revenue growth, and other income recognized in the comparative period arising from changes in business combination-related provisions that did not reoccur in the current period, partially offset by lower income taxes and interest expense. Net loss margin, calculated by dividing net loss by revenue for the period, was 38.9%, compared with 0.5% for the same quarter in the prior year. Net loss and diluted EPS include the impact of acquisition and integration charges, amortization of purchased intangible assets, goodwill impairment, and interest accretion on written put options, among other items. Adjusted Net Income1, which excludes the impact of such items, was $16 million, compared with $46 million in the same quarter of the prior year, primarily due to higher salaries and benefits, goods and services purchased, as well as other income recognized in the comparative period arising from changes in business combination-related provisions that did not reoccur in the current period, which were partially offset by higher revenues earned, including the non-recurring favorable impact of a certain contractual scope adjustment, as well as lower income tax and interest expense.
▪Adjusted EBITDA1 was $94 million, compared with $130 million in the same quarter of the prior year, primarily due to the increases in salaries and benefits and goods and services purchased outpacing revenue growth, as well as other income generated in the prior year’s comparative period from changes in business combination-related provisions. Adjusted EBITDA Margin1 was 13.4%, compared with 19.9% in the same quarter of the prior year, due to the aforementioned factors. Adjusted Diluted EPS1 was $0.06, compared with $0.16 in the same quarter of the prior year.
▪Cash provided by operating activities was $63 million and Free Cash Flow1 was $33 million, compared with $124 million and $95 million, respectively, in the same quarter of the prior year, primarily due to increases in operating expenses outpacing revenue growth and a negative non-cash impact in the quarter from foreign currency swaps due to stronger euro exchange against the U.S. dollar, and in the case of Free Cash Flow, reflecting higher capital expenditures due to incremental investments in site builds in Asia Pacific and Europe, as well as investments in our Digital Solutions service line.
▪Net Debt to Adjusted EBITDA Leverage Ratio1 as per our credit agreement was 3.75x as of June 30, 2025 compared with 3.40x as of March 31, 2025 and 3.20x as of December 31, 2024. The calculation of the ratio remains negatively impacted primarily by lower Adjusted EBITDA on a trailing twelve-month basis, in addition to a non-cash increase in derivative liabilities attributed to a stronger euro exchange against the U.S. dollar in the current quarter. As of June 30, 2025, the Company is in compliance with its Net Debt to Adjusted EBITDA financial covenant per its credit facility. Should our Net Debt to Adjusted EBITDA Leverage Ratio as per our credit agreement exceed the current covenant in future quarters, we may undertake a combination of measures, including requesting shareholder loan support from the parent company with terms that are compliant with the credit agreement or to seek a credit facility amendment.
▪Team member count was 78,569 as of June 30, 2025, an increase of 5% year-over-year, resulting from the expansion of our service programs, particularly to meet the near-term client demand across the Americas and Asia Pacific regions, while also reflecting a workforce restructuring undertaken during the quarter in Europe.

YTD Q2 2025 vs. YTD Q2 2024 summary
▪Revenue of $1,369 million, an increase of $60 million or 5% year-over-year on a reported basis and on a constant currency basis, due to the same factors as outlined above in the quarterly section.
▪Net loss of $297 million and diluted EPS of $(1.07), compared with net income of $25 million and diluted EPS of $(0.05), respectively, in the same period of the prior year, due to the same factors as outlined above. Net loss margin was 21.7%, compared with a net income margin 1.9% for the same period in the prior year. Adjusted Net Income was $33 million, compared with $111 million in the same period of the prior year, due to the same factors as outlined above.
▪Adjusted EBITDA was $184 million, compared with $283 million in the same period of the prior year, due to the same factors as outlined above. Adjusted EBITDA Margin was 13.4%, compared with 21.6% in the same period of the prior year, due to the aforementioned factors. Adjusted Diluted EPS was $0.12, compared with $0.38 in the same period of the prior year.
▪Cash provided by operating activities was $132 million and Free Cash Flow was $75 million, compared with $250 million and $199 million, respectively, in the same period of the prior year, reflecting the same factors as outlined above.

1 Revenue growth on a constant currency basis, Adjusted EBITDA Margin, Adjusted Diluted EPS and Net Debt to Adjusted EBITDA Leverage Ratio are non-GAAP ratios, while Adjusted Net Income, Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. See the Non-GAAP section of this news release.

Goodwill impairment
As at June 30, 2025, we recorded a non-cash goodwill impairment charge of $224 million. This resulted from our goodwill impairment test, which determined that the Company’s single cash-generating unit’s carrying value exceeded its estimated fair value as of June 30, 2025. The recoverable amount was principally affected by changes in key valuation assumptions including higher weighted average cost of capital, lower perpetual growth rate and lower cash flow forecasts arising from pricing pressure on margins. Please refer to Note 11—Intangible assets and goodwill of our accompanying Financial Statements.

A discussion of our results of operations is included in our Management’s Discussion and Analysis for the three- and six-month periods ended June 30, 2025, which is filed on SEDAR+ and as Exhibit 99.2 to our Form 6-K filed on EDGAR. Such materials and additional information are also provided at telusdigital.com/investors.

Outlook
For the full-year 2025, management continues to expect:
▪Revenue growth of approximately 2% on an organic basis
▪Adjusted EBITDA of approximately $400 million
▪Adjusted Diluted EPS of approximately $0.32

Q2 2025 investor call
TELUS Digital will host a conference call today, August 1, 2025 at 10:30 a.m. (ET) / 7:30 a.m. (PT), where management will review the second quarter results, followed by a question and answer session with pre-qualified analysts. A webcast of the conference call will be streamed live on the TELUS Digital Investor Relations website at: https://www.telusdigital.com/investors/news-events and a replay will also be available on the website following the conference call.

Status of the TELUS proposal
As previously announced, on June 11, 2025, TELUS Digital received an unsolicited non-binding proposal from TELUS Corporation to acquire 100% of the outstanding multiple voting shares and subordinate voting shares of TELUS Digital not already owned by TELUS Corporation (the Proposal). Subsequent to receiving the Proposal, TELUS Digital’s board of directors formed a special committee comprised of six independent directors (the Special Committee) to review, evaluate and consider the Proposal. In addition, the Special Committee has announced the engagement of independent legal counsel, financial advisors, valuators and communications advisors. TELUS Digital does not have any further update on the Proposal.
TELUS Digital cautions the Company’s shareholders and others considering trading in TELUS Digital’s securities that no decisions have been made with respect to the Proposal. There can be no assurance that any binding offer will be received, that any definitive agreement will be executed relating to the transaction contemplated by the Proposal, or that the transaction contemplated by the Proposal or any other similar transaction will be approved or consummated.

Non-GAAP
This news release includes non-GAAP financial information, with reconciliation to GAAP measures presented at the end of this news release. We report certain non-GAAP measures used in the management analysis of our performance, but these do not have standardized meanings under International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS® Accounting Standards). These non-GAAP financial measures and non-GAAP ratios may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder.

Adjusted EBITDA, Adjusted Net Income, Free Cash Flow, revenue on a constant currency basis, and Net Debt are non-GAAP financial measures, while Adjusted EBITDA Margin, Adjusted Diluted EPS, revenue growth on a constant currency basis and Net Debt to Adjusted EBITDA Leverage Ratio are non-GAAP ratios.

Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility, including Net Debt to Adjusted EBITDA Leverage Ratio, are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items provides a more consistent measure for management to evaluate period-over-period performance and would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy.

We exclude items from Adjusted Net Income and Adjusted EBITDA, such as acquisition, integration and other, foreign exchange gains or losses and, additionally, with respect to Adjusted Net Income, the interest accretion on written put options, amortization of purchased intangible assets, and the related tax effect of these adjustments. Full reconciliations of Adjusted EBITDA and Adjusted Net Income to the comparable GAAP measures are included at the end of this news release.

We calculate Free Cash Flow by deducting capital expenditures from our cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue. We regularly monitor Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers.

Adjusted Diluted EPS is used by management to assess the profitability of our business operations on a per share basis. We regularly monitor Adjusted Diluted EPS as it provides a more consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the weighted average number of diluted equity shares outstanding during the period.

Revenue on a constant currency basis is used by management to assess revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue on a constant currency basis is calculated as current period revenue translated using average foreign exchange rates in the comparable prior period.

Revenue growth on a constant currency basis is used by management to assess the growth of revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue growth on a constant currency basis is calculated as current period revenue growth translated using average foreign exchange rates in the comparable prior period.

Net Debt to Adjusted EBITDA Leverage Ratio as per our credit agreement is calculated based on Net Debt and Adjusted EBITDA, both as per our credit agreement. Over the long term, we seek to maintain a Net Debt to

Adjusted EBITDA Leverage Ratio in the range of 2-3x. We may deviate from our target Net Debt to Adjusted EBITDA Leverage Ratio as per our credit agreement to pursue acquisitions and other strategic opportunities that may require us to borrow additional funds and, additionally, our ability to maintain this targeted ratio depends on our ability to continue to grow our business, general economic conditions, industry trends and other factors.

We have not provided a quantitative reconciliation of our full-year 2025 outlook for Adjusted EBITDA and Adjusted Diluted EPS to our full-year 2025 outlook for net income and diluted EPS because we are unable, without making unreasonable efforts, to calculate certain reconciling items with confidence, which could materially affect the computation of these financial ratios and measures.
Cautionary note regarding forward-looking statements
This news release contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These include, but are not limited to, statements and information regarding the proposal received by us from TELUS Corporation, including the terms and conditions of the proposal, TELUS Digital’s review and evaluation of the proposal by the special committee.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise, except as required by law.

Specifically, we made several assumptions underlying our financial outlook for the full-year 2025 results, including key assumptions in relation to: our ability to execute our growth strategy, including by expanding services offered to existing clients and attracting new clients; our ability to maintain the competitiveness of our service offerings and meet changing customer needs, including by continuing to invest in, develop and deploy new technologies and digital transformation capabilities; our ability to maintain our corporate culture and attract and retain talent; our ability to integrate, and realize the benefits of, acquisitions that align with our strategy and enhance our core capabilities and solutions; the relative growth rate and size of our target industry verticals; our projected operating and capital expenditure requirements; our ability to manage costs and adjust our cost structure as needed; and the impact of global conditions on our and our clients’ businesses, including macroeconomic uncertainty, inflation, interest rates fluctuations and geopolitical conditions. Our financial outlook provides management’s best judgement of how trends will impact the business and may not be appropriate for other purposes.

Risk factors that may cause actual results to differ materially from current expectations include, among other things:

▪We face intense competition from companies that offer services similar to ours.
▪Our business and financial results have been and could be adversely affected by a number of global conditions and the effects of these same conditions on our clients’ businesses and demand for our services.
▪Because the majority of our costs is fixed in the short-term, we may experience a delay in our ability to immediately adjust our cost structure in response to prolonged lower client demand.
▪A limited number of clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect on our business, financial condition, financial performance and prospects.
▪Our ability to grow and maintain our profitability could be materially affected if changes in technology, including without limitation generative artificial intelligence (GenAI), and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.
▪Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, and competition for talent is intense.
▪If we cannot maintain our unique culture as we grow, our services, financial performance and business may be harmed.
▪Our business could be adversely affected if we lose members of our senior management.
▪We could be unable to successfully identify, complete, integrate and realize the benefits of acquisitions or manage the associated risks.
▪The unauthorized disclosure of sensitive or confidential client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage to reputation and cause us to lose clients / revenue.
▪Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, content moderation and proposed legislation or otherwise.
▪Our policies, procedures and programs to safeguard the health, safety and security of our team members, particularly our content moderation team members, may not be adequate.
▪Our business would be adversely affected if individuals providing data annotation services through AI Data Solutions were classified as employees (not as independent contractors).
▪The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS.
▪TELUS will, for the foreseeable future, control the TELUS Digital board of directors.
▪The market price of our subordinate voting shares may be affected by low trading volume and the market pricing for our subordinate voting shares may decline as a result of future sales, or the perception of the likelihood of future sales, by us or our shareholders in the public market.

These risk factors, as well as other risk factors that may impact our business, financial condition and results of operation, are also described in our “Risk Factors” section of our Annual Report available on SEDAR+ and in “Item 3D—Risk Factors” of our Annual Report on Form 20-F filed on February 13, 2025, and available on EDGAR, as updated by our management’s discussion and analysis for the three- and six-month periods ended June 30, 2025, which is filed on SEDAR+ and as Exhibit 99.2 to our Form 6-K filed on EDGAR.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Income (Loss)
(unaudited)

	Three months		Six months
Periods ended June 30 (millions except earnings per share)	2025	2024	2025	2024
REVENUE	$699	$652	$1,369	$1,309

OPERATING EXPENSES
Salaries and benefits	463	426	907	842
Goods and services purchased	136	117	265	233
Share-based compensation	6	10	13	11
Acquisition, integration and other	50	9	56	16
Depreciation	39	35	74	69
Amortization of intangible assets and impairment of goodwill	271	44	317	89
	965	641	1,632	1,260

OPERATING (LOSS) INCOME	(266)	11	(263)	49

OTHER EXPENSES (INCOME)
Changes in business combination-related provisions	—	(31)	—	(60)
Interest expense	34	36	64	71
Foreign exchange loss	7	5	5	—
(LOSS) INCOME BEFORE INCOME TAXES	(307)	1	(332)	38
Income tax (recovery) expense	(35)	4	(35)	13
NET (LOSS) INCOME	$(272)	$(3)	$(297)	$25

EARNINGS (LOSS) PER SHARE
Basic	$(0.98)	$(0.01)	$(1.07)	$0.09
Diluted	$(0.98)	$(0.08)	$(1.07)	$(0.05)

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	278	275	277	274
Diluted	278	294	277	291

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Financial Position
(unaudited)

As at (millions)	June 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$151	$174
Accounts receivable	491	454
Due from affiliated companies	28	16
Income and other taxes receivable	18	8
Prepaid and other assets	65	42
Current portion of derivative assets	8	13
	761	707
Non-current assets
Property, plant and equipment, net	507	456
Intangible assets, net	1,344	1,379
Goodwill	1,789	1,926
Derivative assets	—	15
Deferred income taxes	12	12
Other long-term assets	26	26
	3,678	3,814
Total assets	$4,439	$4,521

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$356	$321
Due to affiliated companies	314	231
Income and other taxes payable	61	68
Current portion of provisions	49	7
Current maturities of long-term debt	126	116
Current portion of derivative liabilities	1	2
	907	745
Non-current liabilities
Provisions	114	139
Long-term debt	1,434	1,409
Derivative liabilities	38	—
Deferred income taxes	220	256
Other long-term liabilities	32	27
	1,838	1,831
Total liabilities	2,745	2,576

Owners’ equity	1,694	1,945
Total liabilities and owners’ equity	$4,439	$4,521

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
OPERATING ACTIVITIES
Net (loss) income	$(272)	$(3)	$(297)	$25
Adjustments:
Depreciation, amortization and impairment of goodwill	310	79	391	158
Interest expense	34	36	64	71
Income tax (recovery) expense	(35)	4	(35)	13
Share-based compensation	6	10	13	11
Changes in business combination-related provisions	—	(31)	—	(60)
Change in market value of derivatives and other	(44)	2	(54)	(4)
Net change in non-cash operating working capital	81	43	74	54
Income taxes paid, net	(17)	(16)	(24)	(18)
Cash provided by operating activities	63	124	132	250

INVESTING ACTIVITIES
Cash payments for capital assets	(30)	(29)	(57)	(51)
Cash receipts from other assets	—	1	—	1
Cash payments for acquisitions	(1)	—	(1)	(3)
Cash used in investing activities	(31)	(28)	(58)	(53)

FINANCING ACTIVITIES
Shares issued	1	1	2	2
Withholding taxes paid related to net share settlement of equity awards	(1)	(1)	(3)	(3)
Long-term debt issued	237	45	387	90
Repayment of long-term debt	(241)	(118)	(452)	(212)
Interest paid on credit facilities	(22)	(24)	(41)	(48)
Cash used in financing activities	(26)	(97)	(107)	(171)

Effect of exchange rate changes on cash and cash equivalents	8	(1)	10	(1)

CASH POSITION
Increase (decrease) in cash and cash equivalents	14	(2)	(23)	25
Cash and cash equivalents, beginning of period	137	154	174	127
Cash and cash equivalents, end of period	$151	$152	$151	$152

Non-GAAP reconciliations
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(millions, except percentages)	2025	2024	2025	2024
Revenue, as reported	$699	$652	$1,369	$1,309
Foreign exchange impact on current period revenue using prior comparative period's rates	(7)	3	—	—
Revenue on a constant currency basis	$692	$655	$1,369	$1,309
Revenue growth	7%	(2)%	5%	(3)%
Revenue growth on a constant currency basis	6%	(2)%	5%	(3)%

	Three Months Ended June 30		Six Months Ended June 30
(millions, except per share amounts)	2025	2024	2025	2024
Net (loss) income	$(272)	$(3)	$(297)	$25
Add back (deduct):
Acquisition, integration and other	50	9	56	16
Real estate rationalization-related impairments	3	—	3	—
Amortization of purchased intangible assets and impairment of goodwill	267	43	310	85
Interest accretion on written put options	3	3	5	6
Foreign exchange loss	7	5	5	—
Tax effect of the adjustments above	(42)	(11)	(49)	(21)
Adjusted Net Income	$16	$46	$33	$111
Adjusted Basic Earnings Per Share	$0.06	$0.17	$0.12	$0.41
Adjusted Diluted Earnings Per Share	$0.06	$0.16	$0.12	$0.38

	Three Months Ended June 30		Six Months Ended June 30
(millions, except percentages)	2025	2024	2025		2024
Net (loss) income	$(272)	$(3)	$(297)		$25
Add back (deduct):
Acquisition, integration and other	50	9	56		16
Depreciation and amortization and impairment of goodwill	310	79	391		158
Interest expense	34	36	64		71
Foreign exchange loss	7	5	5		—
Income tax (recovery) expense	(35)	4	(35)		13
Adjusted EBITDA	$94	$130	$184	—	$283
Net (loss) income margin	(38.9)%	(0.5)%	(21.7)%		1.9%
Adjusted EBITDA Margin	13.4%	19.9%	13.4%		21.6%

	Three Months Ended June 30		Six Months Ended June 30
(millions)	2025	2024	2025	2024
Cash provided by operating activities	$63	$124	$132	$250
Less: capital expenditures	(30)	(29)	(57)	(51)
Free Cash Flow	$33	$95	$75	$199

As at (millions, except for ratio)	June 30, 2025	December 31, 2024

Outstanding credit facility	$1,280	$1,284
Contingent facility utilization	7	7
Contingent liability related to M&A (cash component)	5	—
Net derivative liabilities	29	2
Cash balance[1]	(150)	(150)
Net Debt as per credit agreement	$1,171	$1,143
Adjusted EBITDA (trailing 12 months)	$382	$481
Adjustments required as per credit agreement	$(70)	$(124)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	3.75	3.20
1 Maximum cash balance permitted as a reduction to net debt, as per the credit agreement, is $150 million.

About TELUS Digital
TELUS Digital (NYSE & TSX: TIXT) crafts unique and enduring experiences for customers and employees, and creates future-focused digital transformations that deliver value for our clients. We are the brand behind the brands. Our global team members are both passionate ambassadors of our clients’ products and services, and technology experts resolute in our pursuit to elevate their end customer journeys, solve business challenges, mitigate risks, and drive continuous innovation. Our portfolio of end-to-end, integrated capabilities include customer experience management, digital solutions, such as cloud solutions, AI-fueled automation, front-end digital design and consulting services, AI & data solutions, including computer vision, and trust, safety and security services. Fuel iXTM is TELUS Digital’s proprietary platform and suite of products for clients to manage, monitor, and maintain generative AI across the enterprise, offering both standardized AI capabilities and custom application development tools for creating tailored enterprise solutions.

Powered by purpose, TELUS Digital leverages technology, human ingenuity and compassion to serve customers and create inclusive, thriving communities in the regions where we operate around the world. Guided by our Humanity-in-the-Loop principles, we take a responsible approach to the transformational technologies we develop and deploy by proactively considering and addressing the broader impacts of our work. Learn more at: telusdigital.com.

TELUS Digital Investor Relations
Olena Lobach
(604) 695-3455
ir@telusdigital.com
TELUS Digital Media Relations
Ali Wilson
(604) 328-7093
media.relations@telusdigital.com